Exhibit 99.1

Press Release

Hydro One and Avista to file for reconsideration of decision in Washington merger case

TORONTO and SPOKANE, WA, Dec. 10, 2018 – Hydro One Limited (“Hydro One”) (TSX: H) and Avista Corporation (“Avista”) (NYSE: AVA) will file a petition no later than December 17, 2018 with the Washington Utilities and Transportation Commission (UTC) requesting the UTC to reconsider its December 5, 2018 order denying approval of Hydro One’s acquisition of Avista.

Under Washington law, the UTC has 20 days from the date of filing to act on the petition, failing which the petition is deemed to be denied. If the UTC grants the petition for reconsideration, it may modify its prior order or take any actions it deems appropriate, including extending the timeframe for its deliberations.

For further information:

Hydro One

Media:

Jay Armitage

Director, Corporate Communications

media.relations@hydroone.com, 416-345-6868

Investors:

Omar Javed

Vice President, Investor Relations

investor.relations@hydroone.com, 416-345-5943

Avista

Media:

Casey Fielder, Communications Manager

casey.fielder@avistacorp.com, 509-495-4916

Investors:

Jason Lang, Investor Relations Manager

jason.lang@avistacorp.com, 509-495-2930

About Hydro One Limited

We are Ontario’s largest electricity transmission and distribution provider with more than 1.3 million valued customers, over C$25 billion in assets and 2017 annual revenues of nearly C$6 billion. Our team of over 7,400 skilled and dedicated regular and non-regular employees proudly and safely serves suburban, rural and remote communities across Ontario through our 30,000 circuit km of high-voltage transmission and 123,000 circuit km of primary distribution networks. Hydro One is committed to the communities we serve, and has been rated as the top utility in Canada for its corporate citizenship, sustainability, and diversity initiatives. We are one of only six utility companies in Canada to achieve the Sustainable Electricity Company designation from the Canadian Electricity Association. We also provide advanced broadband telecommunications services on a wholesale basis utilizing our extensive fibre optic network. Hydro One Limited’s common shares are listed on the Toronto Stock Exchange (TSX: H).

Forward-Looking Statements and Information

This press release and the joint application and settlement agreement to which it refers may contain “forward-looking information” within the meaning of applicable securities laws. Words such as “expect”, “anticipate”, “intend”, “attempt”, “may”, “plan”, “will”, “can”, “believe”, “seek”, “estimate”, and variations of such words and similar expressions are intended to identify such forward-looking information. These statements are not guarantees of future performance or actions and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking information. Some of the factors that could cause actual results or outcomes to differ materially from the results expressed, implied or forecasted by such forward-looking information, including some of the assumptions used in making such statements, are discussed more fully in Hydro One’s filings with the securities regulatory authorities in Canada, which are available on SEDAR at www.sedar.com. Hydro One does not intend, and it disclaims any obligation, to update any forward-looking information, except as required by law.

About Avista Corporation

Avista Corporation is an energy company involved in the production, transmission and distribution of energy as well as other energy-related businesses. Avista Utilities is our operating division that provides electric service to 383,000 customers and natural gas to 348,000 customers. Its service territory covers 30,000 square miles in eastern Washington, northern Idaho and parts of southern and eastern Oregon, with a population of 1.6 million. Alaska Energy and Resources Company is an Avista subsidiary that provides retail electric service in the city and borough of Juneau, Alaska, through its subsidiary Alaska Electric Light and Power Company. Avista stock is traded under the ticker symbol “AVA.” For more information about Avista, please visit www.myAvista.com.

This news release contains forward-looking statements regarding the company’s current expectations. Forward-looking statements are all statements other than historical facts. Such statements speak only as of the date of the news release and are subject to a variety of risks and uncertainties, many of which are beyond the company’s control, which could cause actual results to differ materially from the expectations. These risks and uncertainties include, in addition to those discussed herein, all of the factors discussed in the company’s Annual Report on Form 10-K for the year ended Dec. 31, 2017 and the Quarterly Report on Form 10-Q for the quarter ended Sept. 30, 2018.